October 27, 2011

Via Edgar and Federal Express
John Reynolds

Assistant Director

Securities and Exchange Commission
Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549-6010

Re:	Radius Health, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed October 27, 2011
File No. 333-175091
Form Amendment No. 4 to Current Report on Form 8-K
Filed October 27, 2011
File No. 000-53173

Dear Mr. Reynolds:

On behalf of our client, Radius Health, Inc., a Delaware corporation (f/k/a MPM Acquisition Corp.) (the “Company”), submitted below are the responses of the Company to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that were contained in your letter dated October 25, 2011 (the “Comment Letter”) which comments on the Company’s Registration Statement on Form S-1/A filed on October 6, 2011 (the “Form S-1”) and the Company’s Current Report on Form 8-K/A provided to the Staff by supplement on October 6, 2011 (the “Form 8-K”)).  We have responded to the comments in the Amendment No. 3 to the Form S-1 filed on the date hereof in response to the Staff’s comments contained in the Comment Letter and, as requested, have incorporated these comments, as applicable, into the Amendment No. 4 to the Form 8-K filed on the date hereof.  For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the response of the Company in bold. Page numbers refer to page numbers of the Form S-1.

To assist in your review, enclosed in the federal express package please find a marked version of Amendment No. 3 to the Form S-1 that shows the changes made to the Form S-1, a marked version of the Amendment No. 4 to the Form 8-K that shows the changes made to the Form 8-K since the Amendment No. 1 to the Form and a marked version of the Amendment No. 4 to the Form 8-K that shows changes made to the draft Form 8-K provided to the commission by supplement on October 6, 2011.

Form S-1/A, filed October 6, 2011

License Agreement Obligations, page 67

1.              We partially reissue comment six of our letter dated September 23, 2011. For those license agreements whose expiration is contingent upon the expiration of a patent, please disclose the current duration of the patent, to the extent known.

Response

In response to the Staff’s comment, the Company has included in the referenced section the patent expiration dates otherwise disclosed in the section of the Form S-1 pertaining to the Company’s patents.

Security Ownership of Certain Beneficial Owners and Management, page 89

2.              We note your revise disclosure in response to comment eleven of our letter dated September 23, 2011 and we reissue the comment. Please list each control persons for each entity listed in the table. In this regard, we note, non-exclusively, footnotes six, seven and eight where Dr. Gadicke is mentioned as sharing investment and voting power.

Response

In response to the Staff’s comment, the Company has listed each control person for each entity listed in the Security Ownership of Certain Beneficial Owners and Management Table starting on page 89.

Selling Shareholders, page 99

3.              We note your revised disclosure in response to comment 14 of our letter dated September 23, 2011 and we reissue the comment. Please disclose the control person for each entity listed in the selling shareholders table. In this regard, as a non-exclusive example, we note your disclosure of general partners, as in footnote two, but no disclosure on whether these general partners have sole voting and investment power.

Response

In response to the Staff’s comment, the Company has listed each control person for each entity listed in the selling stockholders Table starting on page 99.

Exhibits

4.              We note your response to comment 19 of our letter dated September 23, 2011 that the company “has not included disclosure schedules to Exhibits as they do not provide the investor with any additional information to ascertain or understand the material terms of the agreements” and we reissue the comment. Please note that Item 601(b)(10) of Regulation S-K requires that exhibits be filed in their entirety. Please file Exhibits 4.1,

10.1, 10.2, 10.6, 10.10, 10.11, 10.12, 10.20, 10.21 and 10.26 in their entirety. We also continue to note that Exhibit 10.1 to the Form 8-K filed on April 29, 2011 is missing exhibits, schedules and/or attachments. Please file in its entirety. Please also file Exhibit 10.5 to the Form 10-Q/A filed on September 30, 2011 in its entirety.

Response

In response to the Staff’s comment, the Company notes that on October 24, 2011, the Company filed exhibit only amendments to the referenced filings to include all missing exhibits, schedules and/or attachments, or has otherwise explained in the context of its confidential treatment request the status of exhibits, schedules and/or attachments referred to in a filed exhibit that do not exist.

5.              Please explain the use of the assumption regarding the “legal competence of each individual executing any document” in your legality opinion.

Response

In response to the Staff’s comment, we submit that it is well-established that for an agreement or document to be enforceable against a natural person, such person must be of sound mind (compos mentis) and/or of legal age. The determination of mental capacity is one of fact that generally accepted as out of the expertise of lawyers and therefore inappropriate subject of a legal opinion. Therefore, an assumption of the fact is appropriate and frequently taken.  Some commentators suggest that this particular factual assumption (i.e. that natural persons, and natural persons acting on behalf of an entity, have the requisite legal capacity) is one that is of general application and self-evident and therefore need not be specifically stated in a legal opinion to be relied upon. Notwithstanding, our standard forms of legal opinion includes such assumption for the sake of clarity.  We have, however, in this case struck the assumption in response to the Staff’s comment, due to its highly limited applicability in this particular case.  The Company has re-filed the Exhibit 5.1 opinion without such assumption.

October 6, 2011 Supplemental Response
Form 8-K

General

6.              To the extent applicable, please amend your Form 8-K to comply with the Staff’s comments pertaining to the company’s Form S-1/A, filed with the Commission on October 6, 2011.

Response

In response to the Staff’s comment, the Company has amended its Form 8-K to comply with the Staff’s comments pertaining to the Company’s Form S-1/A filed with the Commission on October 6, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Sincerely,

/s/ Matthew J. Cushing

Matthew J. Cushing

October 27, 2011

John Reynolds

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E .

Washington, D.C. 205490-6010

Re:	Radius Health, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed October 27, 2011 File No. 333-175091
Amendment No. 4 to Current Report on Form 8-K
Filed October 27, 2011 File No. 000-53173

Dear Mr. Reynolds:

In connection with the response letter dated October 27, 2011 submitted on our behalf, Radius Health, Inc., a Delaware corporation (the “Company”), in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) that were contained in your letter dated October 25, 2011, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Form S-1 and the Form 8-K;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form S-1 or Form 8-K; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you wish to discuss the foregoing at any time, please do not hesitate to contact Julio E. Vega (617-951-8901) or Matthew J. Cushing (617-951-8439) of Bingham McCutchen LLP or the undersigned, the Chief Financial Officer of the Company, at (617) 444-1834.

Very truly yours,

/s/ B. Nicholas Harvey

B. Nicholas Harvey